Exhibit (a)(5)

IMPAC ANNOUNCES COMMENCEMENT OF

OFFER TO PURCHASE AND CONSENT SOLICITATION

FOR ALL OUTSTANDING PREFERRED STOCK

Friday, May 29, 2009

Irvine, California - Impac Mortgage Holdings, Inc. (Pink Sheets: IMPM), or the "Company," a Maryland corporation, announced today that it is commencing an offer to purchase all outstanding shares of its 9.375% Series B Cumulative Redeemable Preferred Stock (Pink Sheets: IMPHP) and 9.125% Series C Cumulative Redeemable Preferred Stock (Pink Sheets: IMPHO) (the “Offer to Purchase”). In connection with the Offer to Purchase, the Company is also soliciting consents from holders of each series of preferred stock to amend the company’s Charter to modify the terms of such series of preferred stock (the “Consent Solicitation”). Holders may not tender their shares of preferred stock in the Offer to Purchase and Consent Solicitation without consenting to each of the applicable proposed Charter amendments.

The Company is offering $0.29297 in cash for each share of Series B Preferred Stock and $0.28516 in cash for each share of Series C Preferred Stock validly tendered in the Offer to Purchase and Consent Solicitation. The Offer to Purchase and Consent Solicitation is being commenced today, Friday, May 29, 2009, and will expire at 9 a.m., Eastern time, on June 26, 2009, unless extended or terminated by the Company. There are a number of conditions to the Company’s obligation to accept the shares of preferred stock tendered and consents delivered and to pay the consideration offered, including that it receive valid tenders for at least 66 2/3% of the aggregate liquidation preference of each series of the Company’s outstanding Series B and C Preferred Stock, a majority of the outstanding shares of common stock approve the proposed Charter amendments, and the Company satisfies the distribution requirements under Maryland law at the time of closing.  If the Offer to Purchase and Consent Solicitation is successfully completed, the Company will also contemporaneously pay all accumulated and unpaid dividends on the Preferred Stock, which are $1.17 per share of Series B Preferred Stock and $1.14 per share of Series C Preferred Stock.  The terms of the Offer to Purchase and Consent Solicitation are set forth in more detail in the Company’s Offering Circular dated May 29, 2009 and related materials.

IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company's preferred stock.  The solicitation of offers to buy the Company's preferred stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Holders of preferred stock should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. Holders of Preferred Stock may obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission's Website at www.sec.gov or from our information agent, D.F. King and Co., at 48 Wall Street, New York, New York 10005; (800) 269-6427 (toll free). Holders of preferred stock are urged to read carefully those materials prior to making any decisions with respect to the tender offer.

About the Company

Impac Mortgage Holdings, Inc. which through its Long Term Investment Operations is primarily invested in non-conforming mortgage loans and to a lesser extent small balance commercial and multi-family loans.

For additional information, questions or comments, please call Justin Moisio in Investor Relations at (949) 475-3988 or email jmoisio@impaccompanies.com. Web site: www.impaccompanies.com

This press release contains forward-looking statements. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstance due to a number of factors, including but not limited to: the Company’s ability to complete the Offer to Purchase and Consent Solicitation for all of its outstanding preferred stock; and other risk factors discussed in the company’s Offering Circular and SEC reports, including its most recent quarterly report on Form 10-Q, and annual report on Form 10-K.  3. These forward-looking statements speak only as of the date on which they are made and, except as required by law, the Company does not intend to update such statements to reflect events or circumstances arising after such date.